1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com Joseph A. Hoffman (214) 659-4593 Phone (214) 659-4861 Fax jhoffman@andrewskurth.com

May 27, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stratus Properties Inc.
Definitive Additional Soliciting Materials
Filed May 18, 23 and 24, 2016, by Carl E. Berg, David M. Dean and Michael Knapp
File No. 001-37716

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Carl E. Berg (“Mr. Berg”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by the undersigned on Monday, May 24, 2016 (the “Staff Comments”) relating to the above referenced Definitive Additional Soliciting Materials (the “Definitive Additional Materials”).

In this letter, we have reproduced the Staff Comments in italicized, bold type and followed each comment with Mr. Berg’s response to that comment.

Definitive Additional Soliciting Materials filed May 18, 2016

General

1.	Please advise us, with a view toward providing revised disclosure in future soliciting material, as to what consideration was given to whether non-GAAP financial measures were disclosed, and if so, the extent to which any plans exist to provide the additional disclosures required under Item 10(e) of Regulation S-K.

Response:	Our reading of Item 10(e) of Regulation S-K is that it only applies to the registrant or those acting on behalf of the registrant.

2.	Please characterize the following statements, and all similar statements, as your belief:

•	“…[Stratus’] financial underperformance over the years…”

•	“…Stratus’ poor corporate governance practices that are not in the best interests of the Stratus Stockholders.”

Response:	Mr. Berg advises that he will characterize the foregoing statements and all similar statements made in the future as to his belief.

Austin    Beijing    Dallas    Houston    London    New York    Research Triangle Park    The Woodlands    Washington, DC

Securities and Exchange Commission

May 27, 2016

3.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Please provide supplemental support in your response for the following statements:

•	“Protect your investment in Stratus by electing the Berg Group’s two highly qualified, independent and experienced director nominees…” (pages 2 and 10).

•	“Stratus made no public or SEC disclosures of the real reasons for Mr. Lenehan not being nominated for re-election as a director.”

•	“…a too-large portion of Stratus’ revenues come from a single asset, the Block 21 property in downtown Austin, Texas.

•	“These practices make the Stratus Board less accountable to stockholders and are not consistent with the current standards of good corporate governance.”

If no reasonable factual bases exist, refrain from making such statements in future filings.

Response:	While Mr. Berg strongly believes that a reasonable factual basis exists for all of the previous statements in his proxy materials or in the public reports of Stratus Properties, Mr. Berg will refrain from making such statements in future filings.

Definitive Additional Soliciting Materials filed May 23, 2016

4.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Please provide supplemental support in your response for the following statements:

•	“…the Austin metro area itself has been one of the best real estate markets in the country over the past 20 years. The performance of Stratus stock bears no resemblance to the increase in Austin land and real estate prices over the past 10 years or so.”

•	“All of those properties are prime locations within ten miles from downtown Austin, Texas.”

•	“…this land assemblage was and still is some of the best developable land in Austin.”

•	“Consequently, at that date, Stratus had under development just over 7% of the total of 1,767 acres of land to which Stratus holds rights and was therefore allowing significant assets to lie fallow.”

•	“…Stratus had violated a loan covenant.”

•	“This capital was recycled principally to fund the development of Block 21, a $300 million hotel, condominium and entertainment property in downtown Austin, which has been the primary source of Stratus’ declining revenues over the past 3 years.”

•	“…virtually every asset is encumbered with debt…with interest rates of over 7%—literally hundreds of basis points more than healthy REITs or even private developers pay.”

Securities and Exchange Commission

May 27, 2016

•	“Substantially all of this increase was comprised of equity grants or options to executive officers and current members of Stratus’ Board of Directors.”

•	“All of the company’s assets are encumbered with more debt than Stratus has ever before carried. Moreover, any value accretion going forward will have to overcome expensed and capitalized overhead of between $8 million and $10 million per year.”

•	“During most of that time Stratus has been a highly levered land owner in one of the best markets in the country.”

Please provide support for these statements or similar statements in future filings or refrain from making such statements.

Response:	While Mr. Berg strongly believes that a reasonable factual basis exists for all of the previous statements in his proxy materials, in the public reports of Stratus Properties or in real estate industry publications, Mr. Berg will refrain from making such statements in future filings.

Definitive Additional Soliciting Materials filed May 18, 23 and 24, 2016

5.	Please provide a brief legal analysis in support of the assertion that Mr. Berg “disclaims any obligation to update the information or opinions contained in this letter.” Otherwise, please remove this statement.

Response:	Mr. Berg has modified the statement by adding “except as required by law.”

Thank you.

Very truly yours,

/s/ Joseph A. Hoffman Joseph A. Hoffman

cc:	Mr. Carl E. Berg
Mr. David M. Dean
Mr. Michael Knapp
Mr. Stephen Robinson
Mr. Dudley W. Murrey